                                                                    EXHIBIT 12.1

                               APACHE CORPORATION
        STATEMENT OF COMPUTATION OF RATIOS OF EARNINGS TO FIXED CHARGES

                                      SIX MONTHS ENDED JUNE
                                               30,                                  YEAR ENDED DECEMBER 31,
                                      ---------------------     ---------------------------------------------------------------
                                        1996         1995         1995          1994          1993         1992         1991
                                      --------     --------     ---------     ---------     --------     --------     ---------
                                                                           (IN THOUSANDS)
EARNINGS
  Pretax income (loss) from
    continuing operations(1).......   $ 65,288     $ 10,793     $  33,143     $  66,234     $ 62,067     $ (5,759)    $ (57,482)
  Add: Fixed charges excluding
    capitalized interest...........     33,709       39,303        77,220        39,008       34,355       43,603        41,889
                                       -------      -------      --------      --------      -------      -------      --------
  Adjusted earnings................   $ 98,997     $ 50,096     $ 110,363     $ 105,242     $ 96,422     $ 37,844     $ (15,593)
                                       =======      =======      ========      ========      =======      =======      ========
FIXED CHARGES
  Interest expense including
    capitalized interest(2)........   $ 41,990     $ 43,609     $  88,057     $  37,838     $ 34,205     $ 45,731     $  48,117
  Amortization of debt expense.....      2,329        2,373         4,665         3,987        3,896        3,888         2,052
  Interest component of lease
    rental expenditures(3).........      1,929        1,756         3,539         3,217        2,533        2,980         2,373
                                       -------      -------      --------      --------      -------      -------      --------
                                      $ 46,248     $ 47,738     $  96,261     $  45,042     $ 40,634     $ 52,599     $  52,542
                                       =======      =======      ========      ========      =======      =======      ========
Ratio of earnings to fixed
  charges..........................       2.14         1.05          1.15          2.34         2.37         0.72(4)         --(4)
                                       =======      =======      ========      ========      =======      =======      ========
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(1) Undistributed income of less-than-50% owned affiliates is excluded.

(2) Apache has guaranteed and is contingently liable for certain debt. This debt, primarily associated with partnership operations, totaled $7.3 million at December 31, 1995 and $2.6 million at June 30, 1996. The interest rate was 6.5% and 6.25%, respectively, at December 31, 1995 and June 30, 1996.
    Fixed charges, relating to debt for which Apache is contingently liable, have not been included in the fixed charges for any of the periods shown above, based on the financial position of the partnerships and their ability to service the debt.

(3) Represents the portion of rental expense assumed to be attributable to interest factors of related rental obligations determined at interest rates appropriate for the period during which the rental obligations were incurred. Approximately 32% to 34% applies for all periods presented.

(4) Earnings were inadequate to cover fixed charges by $68.1 million for 1991 and by $14.8 million for 1992 due to write downs of the carrying value of the U.S. and Canadian oil and gas properties of DEK Energy Company
    ("DEKALB"), formerly known as DEKALB Energy Company, and losses incurred on the divestiture of DEKALB's U.S. oil and gas properties.